SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

21 November 2013

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This announcement is made in accordance with the requirements of DTR 3.1.4R(1)(a).

Prudential plc was notified on 20 November 2013 that the following transactions in the Company’s shares took place on 20 November 2013 in London:

Purchase of shares

PDMR	Shares Purchased	Share Price	% of beneficial interest issued Share Capital acquired	Beneficial interest in shares held and % of issued share capital held beneficially
Philip Remnant	2,609 ordinary shares of 5p each	£12.5785	Less than 0.0002%	4,709 ordinary shares of 5p each, less than 0.0002%

Disposal of shares

PDMR	Shares Disposed	Share Price	% of beneficial interest issued Share Capital disposed	Beneficial interest in shares held and % of issued share capital held beneficially
Pierre-Olivier Bouee	5,000 ordinary shares of 5p each	£12.61	Less than 0.0002%	43,381 ordinary shares of 5p each, less than 0.002%

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Name of contact and telephone number for queries:

Jennie Webb, Share Plans Manager, 020 7548 2027

Name of duly authorised officer of issuer responsible for making notification:

Stefan Bort, Deputy Group Secretary, 020 7548 2115

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 21, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Deputy Group Secretary